Exhibit 99.3

Lufax Holding Ltd

陸 金 所 控 股 有 限 公 司

(A company incorporated in the Cayman Islands with limited liability)

(Stock code: 6623)

(NYSE Stock Ticker: LU)

LIST OF DIRECTORS AND THEIR ROLES AND FUNCTIONS

The members of the board (“Board”) of directors (“Directors”) of Lufax Holding Ltd are set out below.

Executive Directors

Mr. Yong Suk CHO (趙容奭) (Chairman and Chief Executive Officer)

Mr. Gregory Dean GIBB (計葵生) (Co-Chief Executive Officer)

Non-executive Directors

Mr. Yonglin XIE (謝永林)

Ms. Xin FU (付欣)

Mr. Yuqiang HUANG (黃玉強)

Independent non-executive Directors

Mr. Rusheng YANG (楊如生)

Mr. Weidong LI (李偉東)

Mr. Xudong ZHANG ( 張旭東)

Mr. David Xianglin LI ( 李祥林)

Our Board has two Board committees. The table below provides membership information of these committees on which each Director serves.

August 8, 2023